Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: November 2, 2022

Complete Solaria and Freedom Acquisition Engage Cohen & Company and Marathon Capital as Advisors for Business Combination

SAN RAMON, CA (November 2, 2022) – Complete Solaria, Inc. (“Complete Solaria” or the “Company”), a solar technology, services and financing company, and Freedom Acquisition I Corp. (NYSE: FACT) (“Freedom”), a publicly traded special purpose acquisition company, today announced that Marathon Capital LLC will be acting as Lead Capital Markets Advisor to Complete Solaria and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, will be acting as Lead Capital Markets Advisor to Freedom, in connection with the business combination between Complete Solaria and Freedom. Upon closing of the business combination, which is expected in the first half of 2023, the combined Company is expected to be listed on the New York Stock Exchange under the new ticker “CSLR”.

Complete Solaria will be the result of a merger between two leading U.S. residential solar companies, Complete Solar and Solaria which is expected to close in the fourth quarter of 2022. Complete Solaria will be a full system operator, with a compelling end to end customer offering including best-in-class technology, financing, project fulfilment, and service, for customers across the United States. Kroll, LLC, operating through its Duff and Phelps Opinions Practice, has provided a fairness opinion to the board of directors of Freedom in connection with the proposed business combination with Complete Solaria, which satisfies one of the conditions to the closing set forth in the related Business Combination Agreement.

On a pro forma combined basis, Complete Solaria generated $80 million in revenue in 2020, which is projected to increase to over $120 million in 2022, and more than double to approximately $285 million in 2023, with the expectation of achieving breakeven EBITDA in the second half of 2023. Supported by the synergies underlying the merger of Complete Solar and Solaria, the Company expects to achieve profitability in 2024.

About Complete Solaria

Complete Solaria will combine two of the leading residential solar companies in the U.S., Complete Solar and Solaria. The combination of businesses will create a compelling customer offering with best-in-class technology, which is expected to include financing, project fulfilment, and service allowing the combined company to sell more products across more markets and enable a package of financing options for customers wishing to make the switch to a more energy-efficient existence. Complete Solaria is backed by a world-class group of investors, including T.J. Rodgers and certain sponsor shareholders of Freedom. To learn more, please click link for Complete Solaria.

About Freedom

Freedom is a blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses. Freedom is led by the Executive Chairman Tidjane Thiam, who previously served as CEO of Credit Suisse and Prudential. Senior management of Freedom also includes Chief Executive Officer Adam Gishen, and Edward Zeng, a proven entrepreneur with a strong track record of creating value for investors across financial services, technology and energy transition sectors. To learn more about Freedom, visit www.freedomac1.com.

Important Information and Where to Find It

This press release relates to proposed transactions involving Complete Solar, Solaria, Complete Solaria and Freedom. Freedom intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about Freedom and Complete Solaria once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed transactions; (iv) the effect of the announcement or pendency of the proposed transactions on the companies’ business relationships, operating results, and business generally; (v) risks that the proposed transactions disrupt current plans and operations of the companies or divert managements’ attention from the companies’ ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed transactions; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed transactions; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or the Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the proposed transactions; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding its market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by Freedom from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom, Complete Solar, Solaria and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Freedom, Complete Solar, Solaria or Complete Solaria gives any assurance that any of them will achieve its expectations.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP (as defined below) financial measures the managements of Complete Solar and Solaria uses to evaluate their operations, measure their performance and make strategic decisions, including EBITDA. EBITDA represents earnings before interest expense, taxes, depreciation and amortization. Complete Solar, Solaria and Freedom believe that EBITDA provides useful information to investors and others in understanding and evaluating the current and projected operating results of Complete Solar, Solaria and Complete Solaria in the same manner as management. However, EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) and should not be considered as substitutes for revenue, net income, operating profit or any other operating performance measures calculated in accordance with GAAP. Using non-GAAP financial measures to analyze the businesses of Complete Solar, Solaria or Freedom would have material limitations because the calculations are based on the subjective determination of their respective managements regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies may report measures titled EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how Complete Solar, Solaria or Freedom calculate non-GAAP financial measures, which reduces their comparability. Because of these limitations, readers should consider EBITDA alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP.

Contacts:

Investor Relations – Complete Solaria

Sioban Hickie, ICR, Inc.

CompleteSolariaIR@icrinc.com

Investor Relations – Freedom

Adam Gishen, Freedom Acquisition l Corp.

ag@freedomac1.com

Public Relations – Complete Solaria

Doug Donsky, ICR, Inc.

CompleteSolariaPR@icrinc.com

Public Relations – Freedom

Andy Smith, Powerscourt (U.K.)

andy.smith@powerscourt-group.com

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